Exhibit 99.2

(formerly FE Battery Metals Corp.)

MANAGEMENT’S DISCUSSION & ANALYSIS

For the nine months ended December 31, 2025

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

1.0	INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Linear Minerals Corp. (“Linear Minerals” or the “Company”) should be read in conjunction with the accompanying unaudited condensed interim financial statements and related notes thereto for the nine months ended December 31, 2025 and 2024, (the “Financial Report”).

On December 31, 2024, FE Battery Metals Corp changed its name to Linear Minerals Corp.

Linear Minerals Corp., formerly known as FE Battery Metals Corp, was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada.

The Company’s common shares trade on the Canadian Securities Exchange (LINE), the OTCBB Exchange (FEMFF) and the Frankfurt Exchange (A2JC89).

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Linear Minerals is a junior resource company engaged in the exploration and development of mineral properties. It currently maintains early-stage exploration properties in Canada.

This MD&A contains information to February 27, 2026.

Additional information relating to the Company is available on Sedar at www.sedarplus.ca and on the Company’s website www.linearminerals.com.

1.1	THIRD QUARTER HIGHLIGHTS SUMMARY

●	On December 1, 2025, Linear Minerals Corp. announce the completion of its plan of arrangement agreement (“Agreement”) dated August 1, 2025, to spin out its Pontax West Lithium Property located in the province of Quebec to the Company's subsidiary Westlinear Minerals Corp. (Spinco).

Completion of the arrangement, as set forth in the arrangement agreement and plan of arrangement dated Aug. 1, 2025, entered into between the company and Westlinear, was approved by the shareholders of the company on Oct. 22, 2025, and by the Supreme Court of British Columbia on Oct. 29, 2025, in accordance with Part 9 of the Business Corporations Act (British Columbia) and accepted by the Canadian Securities Exchange.

Pursuant to the arrangement agreement and on the payable date of Nov. 28, 2025, the following occurred:

○	A total of 6,833,440 common shares of Westlinear (the Spinco shares) were distributed to the Linear shareholders on a pro rata basis. The Linear shareholders received one Spinco share with respect to every 10 common shares of Linear held as at Nov. 25, 2025, being the share distribution record date.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

○	Linear transferred the assets to Westlinear, being the Pontax West lithium property in Quebec, which assets are described in the company's management information circular dated Aug. 28, 2025, which was filed on SEDAR+ on Sept. 8, 2025, under the company's SEDAR+ profile.

○	Westlinear became a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

○	Linear retained its working capital for its assets, remains listed on the exchange, continues to trade under the trading symbol of Linear as a junior exploration company, and continues to be a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

●	On December 10, 2025, the Company entered into an option agreement to acquire a 100% interest in the Kipawa West Property. The property consists of 53 mining claims covering an approximate area of 3,000 hectares located about 30 kilometres east of Temiscaming in Quebec.

●	In February 2026, the Company closed the final tranche pf its December 10, 2025 announced non-brokered private placement for total gross proceeds of $625,000. The private placement consisted of issuing 3,000,000 flow-through common shares at $0.05 per share for gross proceeds of $150,000. The balance of the private placement proceeds comprised of the issuance of 9,500,000 hard-dollar common units at $0.05 cents per Unit for gross proceeds of $475,000. Each Unit consist of one common share and one share purchase warrant which entitles the holder to purchase one common share at a price of $0.25 cents for a period of one year from the issue date.

OVERVIEW OF PROJECTS

1.2.1	Augustus Lithium Property, Quebec

The Augustus Lithium Property is located in Landrienne & Lacorne-Townships, Quebec, Canada. The Augustus Lithium property is comprised of 21 mineral claims covering over 900 hectares located in the Abitibi area of western Quebec.

In November 2022, the Company completed the required option payments, common share issuances and exploration expenditures to acquire 100% interest of the Augustus Lithium property. The property is also subject to a 2.0% NSR.

The Augustus Property is a part of the Preissac–Lacorne pegmatite fields where spodumene bearing lithium pegmatites were discovered in 1940s'. The geology and the mineralization of the Augustus property are similar to the geology and mineralization of the Quebec Lithium Mine located approximately 6 kilometers to the southeast of the property. It has excellent infrastructure support with road network, railway, electricity, water, and trained manpower available locally. Geologically the Preissac-Lacorne area lies within a belt of volcanic and sedimentary rocks intruded to the north by LaMotte batholiths and to the south by the Preissac batholiths and Moly Hill pluton.

There are several historical and currently active lithium and molybdenum prospects/mines located approximately 3 km to 20 km from the property. Some of the important prospects/mines are: Mine Quebec Lithium which was formerly owned by RB Energy, Authier Lithium owned by Sayona Mining of Australia, Valor Lithium, Duval Lithium, Lacorne Lithium, International Lithium, Vallee Lithium, and Moly Hill Mine. All these projects / prospects are at various stages of exploration and development, out of which Mine Quebec Lithium is the most advanced project followed by Authier lithium project.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

Fiscal 2025 and 2026 Exploration Highlights:

During FY2025, the Company initiated an exploration drill program which includes 11 drill holes for 1,558 metres of drilling of which the Company announced the following drill hole results, with the full drill hole result included in their respective news releases:

●	Drill hole LC24-90 intersected three spodumene-bearing lithium pegmatites of variable widths with grade over 1 per cent (%) lithium oxide (Li2O);

●	Drill hole LC24-91 intersected three lithium zones, and drill hole LC24-92 intercepted two lower-grade lithium zones. Both drill holes have anomalous rare metals, including beryllium (Be), cesium (Cs), niobium (Nb), tantalum (Ta), and rubidium (Rb);

●	Drill hole LC24-93 intersected 1.02 % Li2O over 9.95 m at 68.45 drilled dept, and drill hole LC24-94 intercepted a 0.39% Li2O over 6.9 m at 61.35 m depth. There are anomalous values of other rare metals in both drill holes such as Be, Cs, Nb, Ta and Rb;

●	Drill holes LC24-95 intercepted 0.46 % Li2O over 25.15 m at 88.45 m drilled depth. The drill hole LC24-96 intersected 1.01 % Li2O over 18.1 m at 49.9 m drilled depth with some other smaller intercepts. There are anomalous values of other rare metals in both drill holes such as Be, Cs, Nb, Ta and Rb. Both drill holes intercepted three mineralized zones of various grades and thicknesses;

●	Drill hole LC24-97 intercepted four lithium bearing zones of various grades and thicknesses, including an intercept of 1.00 % Li2O over 8.90 m at a drilled depth of 139 meters. Additionally, the hole returned anomalous values of other rare metals such as Be, Cs, Nb, Ta and Rb, along with anomalous nickel (Ni) and chromium (Cr) at various depths; and

●	Drill hole LC24-98 intercepted 0.39 % Li2O over 17 m at 61.50 m depth with three other smaller intercepts. Drill hole LC24-99 intersected 1.09 % Li2O over 5 m at 1.45 m drilled depth with additional smaller intercepts. There are anomalous values of other rare metals in both drill holes such as Be, Cs, Nb, Ta and Rb.

1.2.2	Pontax West Lithium Property

On October 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Pontax West Lithium Property (the “Pontax Lithium Agreement”). The property consists of 72 mining claims covering over 3,800 hectares in the James Bay lithium region of northern Quebec.

On September 13, 2024, the Company entered into an amended option agreement (the “Pontax West Lithium Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Under the terms of the Pontax West Lithium Amended Agreement, the Company acquired a 100% interest in the property by completing the share issuance of 2,500,000 on May 7, 2025.

The Pontax West Lithium property has a 1.5% GMR payable to the Optionor of which the Company will have the option to reduce the GMR by 1.0% by paying $1,000,000 for one-half of one percent.

1.2.3	Lac Marion Uranium Property

On June 10, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Marion Uranium Property. The property consists of 47 mining claims covering approximately 2,760 hectares area in two claim blocks on land located about 40 kilometres northeast of Mont Laurier in Quebec.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

Linear Minerals Corp. has released the results of its initial exploration program at the Lac Marion uranium and rare earth element property located near Mont Laurier in the Laurentides region of southwestern Quebec. The program included geological mapping, prospecting, radiometric surveys, and rock sampling across the 2,760-hectare land package.

On October 30, 2025, the Company entered into an amended option agreement which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Under the terms of the Lac Marion Amended Agreement, the Company has the option to acquire a 100% interest in the property by completing the share issuance of 1,200,000.

During FY2026, the Company initiated an exploration program at the Lac Marion Uranium Property. The program included geological mapping, prospecting, radiometric surveys, and rock sampling across the 2,760-hectare land package.

Fiscal 2026 Exploration Highlights:

●	Uranium assays returned values ranging from 0.002 per cent to 0.463 per cent triuranium octoxide, with six samples above 0.1 per cent U3O8;

●	Rare earth elements: Total REE values ranged from eight parts per million to 1,364 ppm, light rare earth elements are in the range of 7.73 ppm to 1,129.33 ppm and heavy rare earth elements are in the range of 2.98 ppm to 625.66 ppm;

●	Other elements of interest include elevated values of P2O5 (0.02 per cent to 4.97 per cent), rubidium (two ppm to 515 ppm), molybdenum (less than two ppm to 569 ppm) and lead (six ppm to 3,180 ppm);

●	Five uranium showings were confirmed and partially extended, including JRB-4-New, Marielle Lake, Lac Lafargue, Effiat Lake/Pond zone and Lac Marion;

●	High scintillometer readings in the range of 700 counts per second to 57,000 cps at the JRB-4-new and other historical showings, with a radioactive zone traced along a 215-metre strike length.

On January 29, 2026, the Company also announced its follow up exploration program at the Lac Marion Property in Quebec. The Company has received an Authorization de travaux d’intervention (ATI) exploration work permit from the Ministère des Ressources naturelles et des Forêts (MRNF) covering the Lac Marion Property. The ATI authorizes mechanical trenching and diamond drilling activities. Linear Minerals plans to commence permitted exploration activities in the spring, subject to site access, weather conditions, and standard operational considerations.

The 2026 work program will be a follow up of the first round of prospecting, geological mapping and sampling work completed on the property. The first round of exploration yielded promising rare earth element (REE) results from initial prospecting at its Lac Marion Quebec mineral project.

1.2.4	Kipawa West Property

On December 10, 2025, the Company entered into an option agreement to acquire a 100% interest in the Kipawa West Property. The property consists of 53 mining claims covering an approximate area of 3,000 hectares located about 30 kilometres east of Témiscaming in Quebec.

The Kipawa West property consists of 53 map designated claims mining claims covering an approximate area of 3,000 hectares located approximately 30 km east of the town Témiscaming and roughly 140 km south of the mining center of Rouyn-Noranda. The strategic mineral exploration license is located about 15 km to the west of the Kipawa rare earth deposit in Quebec. Eight property claims have been approved; 45 are pending approval from MRNF Quebec. This land position places the Company in an important active district recognized for its rare earth enrichment, favorable geology, and increasing investor attention.

The Kipawa West claims cover peralkaline syenites with associated gneisses, amphibolites, calc-silicate rocks, marbles, and peralkaline gneissic granites of the Grenville Province of southwestern Quebec. This region has long been regarded as one prospective for rare earth elements exploration, characterized by unique alkaline intrusive complexes and well-documented critical mineral showings. Historical sediment sampling within the Property area indicate anomalous cerium and lanthanum values.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

Qualified Person

Technical data pertaining to the properties above was reviewed and approved by Afzaal Pirzada, P.Geo., who is Linear Mineral’s qualified person under National Instrument 43-101.

1.3	DISCUSSION OF OPERATIONS

For the nine months ended December 31, 2025, compared to nine months ended December 31, 2024

The net loss and comprehensive loss for the nine months ended December 31, 2025 (“Current Period”) was $1,122,454 a decrease of $872,171 over the net loss and comprehensive loss for the nine months ended December 31, 2024 (“Comparative Period”) of $1,994,625. The significant differences between the two periods are as follows:

●	Exploration and evaluations expenditures were $623,510 for the Current Period, a decrease of $565,568 over the Comparative Period expenditures of $1,189,078. The Current Period expenditures were incurred as part of Augustus Lithium Property drill program;

●	Investor relations were $61,945 in the Current Period, compared to $328,492 in expenditures for the Comparative Period. Investor relation expenditures consist on North American and European Investor Marketing and Relation programs;

●	Shareholder communications expense were $95,525 for the Current Period, an increase of $35,294 over the Comparative Period. Expenses includes expenses such as transfer agent fees, regulatory filing fees, exchange listing fees, website maintenance and news release costs; and

●	Share-based compensation expense was $90,000 in the Current Period, while the Comparative Period was $131,314. The expenses related to the estimated fair value for the vesting of stock options and or restricted share units issued and granted to directors, officers and consultants.

1.4	SUMMARY OF QUARTERLY RESULTS

The financial results for each of the eight most recently completed quarters are summarized below:

	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Net revenues	$-	$-	$-	$-
Net loss	(277,389)	$(308,792)	$(536,273)	$(1,318,740)
Per share	$(0.00)	$(0.00)	$(0.01)	$(0.02)

	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net revenues	$-	$-	$-	$-
Net loss	$(1,068,764)	$(369,514)	$(482,325)	$(1,059,793)
Per share	$(0.02)	$(0.01)	$(0.01)	$(0.02)

Significant variations in the net loss between periods are primarily due to the write-down of exploration and evaluation assets, and share-based compensation as well as fluctuations in general administrative, investor relations and shareholder communications expenses.

1.5	LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been primarily limited to proceeds raised from equity financings. The Company’s liquidity depends primarily on its ability to obtain external financing to meet the Company’s future operating expenditures.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

The Company is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

Linear Minerals began the period ended December 31, 2025, with $951,807 in cash. During the period ended December 31, 2025, the Company expended $1,205,667 on operating activities, net of working capital changes, and generated $102,269 from investing activities and $625,000 from financing activities which was attributable to proceeds from share subscriptions received, to end at December 31, 2025 with $473,409 in cash.

At December 31, 2025, the Company had a negative working capital was $72,897, compared to a working capital of $311,693 at March 31, 2024. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Management estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months and will therefore need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations. While the Company was successful in obtaining its most recent financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

The Company had 71,035,286 common shares issued and outstanding as at December 31, 2025. (March 31, 2025 – 61,335,286).

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value.	Common shares issued and outstanding	Share purchase warrants	Stock options
Outstanding at December 31, 2025	71,035,286	-	4,760,526
Issued pursuant to a private placement	9,500,000	9,500,000	-
Issued pursuant to property option agreements	3,500,000	-	-
Stock options expired	-	-	(1,036,842)
Outstanding at the date of this MD&A	84,035,286	9,500,000	3,723,684

1.6	OFF STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

At December 31, 2025, the Company had no off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

1.7	TRANSACTIONS WITH RELATED PARTIES

Remuneration of directors and key management personnel of the Company was as follows for the nine-month period ended December 31, 2025, and 2024:

	For the three months ended December 31,		For the nine months ended December 31,
	2025	2024	2025	2024
Consulting fees charged by directors of the Company	$1,000	$-	$1,000	$5,600
Salaries, fees and benefits	89,150	71,550	214,650	208,500
Share-based payments	-	(68,360)	45,000	109,428

Related party balances as at December 31, 2025 and March 31, 2025 were as follows:

	December 31, 2025	March 31, 2025
Amounts due to Directors and Officers of the Company	$-	$26,501
Amounts due to companies controlled by directors and officers	111,037	116,388
	$111,037	$142,889

1.8	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. There have been no significant changes to the Company’s critical accounting estimates for the nine-month period ended December 31, 2025, from those disclosed in Note 3 of the Financial Report.

1.9	CHANGES IN ACCOUNTING POLICIES

The Company prepares its financial statements using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies and methods of application applied by the Company in these financial statements are the same as those applied in the Company’s most recent annual financial statements for the year ended March 31, 2025, except for those policies which have changed as a result of the adoption of new and amended IFRS pronouncements effective April 1, 2025.

New, Amended and Future IFRS Pronouncements

More detail on these new, amended, and future IFRS pronouncements are provided in Note 2 of the Company’s Financial Report.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

1.10	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following provides the valuation method of the Company’s financial instruments as at December 31, 2025 and March 31, 2025:

		December 31, 2025	March 31, 2025
Cash	1	$473,409	$951,807
Reclamation deposits	1	11,000	11,000
Market securities	1	-	123,912
Financial Liabilities	1	626,291	701,654

There were no transfers from levels or change in the fair value measurements of financial instruments for the nine months ended December 31, 2025, compared to the year ended and March 31, 2025.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including liquidity risk, credit risk, and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at December 31, 2025, the Company had cash of $473,409 to settle accounts payable and accrued liabilities (inclusive of amounts due to related parties) of $626,291. The Company completed a subsequent equity financing for $475,000.

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing, and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of lithium and gold in particular.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk, and other price risk.

Interest Rate Risk

The Company has no significant exposure at December 31, 2025, to interest rate risk through its financial instruments.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investment, reclamation bonds, and amounts receivable. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

Currency Risk

The Company has no significant exposure at December 31, 2025, to currency risk through its financial instruments.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

Management of capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

●	To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals, and industrial mineral deposits;

●	To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

●	To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements, or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

There were no changes in the Company’s approach to capital management during the period ended December 31, 2025, compared to the year ended to March 31, 2025. The Company is not subject to externally imposed capital requirements. Further information relating to management of capital is disclosed in Note 1 of the Financial Report.

1.11	RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.

The Company’s financial condition, results of operations and businesses are subject to certain risks, certain of which are described below (and elsewhere in this MD&A):

Property risk

None of the Company's Canadian projects have reserves or demonstrated economic viability and there is no assurance that an economic or minable deposit will be found. If the Company acquires additional mineral properties, any material adverse development affecting the new mineral properties could also have a material adverse effect on the financial condition and results of operations.

Additional Funding Requirements

The Company is reliant upon additional equity financing in order to continue its business and operations, as it is in the business of mineral exploration and at present does not derive any income from its mineral assets. There is no guarantee that future sources of funding will be available to the Company. If the Company is not able to raise additional equity funding in the future, it will be unable to carry out its business.

Mineral Exploration

Mineral exploration involves a high degree of risk. Few properties that are explored are brought to production. Unusual or unexpected geological formations, formation pressures, structural weaknesses, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and will continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling. There can be no assurance that the funds required will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many of which are outside the control of the Company, including the cost of operations, variations in the grade recovered, price fluctuations in the metal markets, costs of processing and other equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Commodity Price Volatility

The price of various commodities that the Company is exploring for can fluctuate significantly and is beyond the Company’s control. The Company is specifically concerned with the prices of precious and base metals. While the Company would benefit from an increase in the value of precious and base metals, a decrease in the value of precious and base metals and other minerals could also adversely affect it.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds an option or concessions or mineral leases or licences, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to explore, develop and mine that property, perhaps without compensation for its prior expenditures relating to the property.

Country Risk

The Company could be at risk regarding any political developments in the country in which it operates.

Uninsurable Risks

Mineral exploration activities involve numerous risks, including unexpected or unusual geological operating conditions, formation weaknesses, hydrogeological conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of its common shares.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities but also the possible effects of such activities upon the environment. Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers, and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities, and delays in the development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company does not maintain environmental liability insurance.

Regulations and Permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties, or other liabilities.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

1.12	OTHER MD&A INFORMATION

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The components of exploration costs are described in Note 6 of the Financial Statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

There was no change in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the year ended March 31, 2025, and which materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

APPROVAL

The Board of Directors of Linear Minerals has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedarplus.ca.

Linear Minerals Corp. (formerly Fe Battery Metals Corp.)

Management’s Discussion & Analysis

For the nine months ended December 31, 2025

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A, other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation, and the United States Private Securities Litigation Reform Act of 1995. “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization and geological merits of the Company's exploration projects the Company's future plans, exploration and drilling programs, objectives, business strategy, budgets, projected costs, financial results, expected cash runway and liquidity, and requirements for additional capital. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on assumptions regarding future events and other matters and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Assumptions on which forward-looking information in this MD&A is based include the assumption that strategic alternatives are available to the Company, the assumption the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations. Risks and uncertainties include, among others: inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities; geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company's current expectations; reduction in future prices of precious metals; currency fluctuations; accidents, labor disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; events adversely affecting the cash resources and estimated cash availability; and competition and loss of key employees. Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks and Uncertainties”.

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company's exploration and evaluation assets.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation. Accordingly, readers are cautioned not to put undue reliance on forward-looking information.